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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   FORM N-8F

   APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES

I.   General Identifying Information

     1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1);

          [ ] Merger

          [X] Liquidation

          [ ] Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

          [ ] Election of status as a Business Development Company (Note:
              Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of this form.)

     2.   Name of fund: First Choice Funds Trust

     3.   Securities and Exchange Commission File No: 811-7681

     4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

          [ ] Initial Application     [X]  Amendment
                                     -----

     5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

          c/o PFPC Inc.
          4400 Computer Drive
          P.O. Box 5176
          Westborough, MA 01581

     6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

          Thomas M. Majewski
          Paul, Weiss, Rifkind, Wharton & Garrison
          New York, NY 10019
          Telephone: (212) 373-3000

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     7.   Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act (17 CFR 270.31a, .31a-2):

          c/o PFPC Inc.
          4400 Computer Drive
          P.O. Box 5176
          Westborough, MA 01581
                                                                             2

          NOTE: Once deregistered a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

     8.   Classification of fund (check only one):

          [X] Management company;

          [ ] Unit investment trust; or

          [ ] Face-amount certificate company.

     9. Subclassification if the fund is a management company (check only one):

          [X] Open-end     [ ] Closed-end

     10. State law under the fund was organized or formed (e.g., Delaware, Massachusetts): DELAWARE

     11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

          ADVISOR
          -------

          First American Capital Management, Inc.
          567 San Nicholas Drive
          Suite 101
          Newport Beach, CA 92660

          SUB-ADVISOR for the Equity Fund
          -------------------------------

          Haugen Custom Financial Systems, Inc.
          4199 Campus Drive
          Irvine, CA 92612

     12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those

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           underwriters have been terminated:

           Provident Distributions, Inc.
           3200 Horizon Drive
           King of Prussia, Pennsylvania 19406

      13.  If the fund is a unit investment trust ("UIT") provide: Not
           Applicable

           (a)  Depositors name(s) and address(es):

           (b)  Trustees's name(s) and address(es):

      14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

           [ ]  Yes   [X]  No

           If Yes, for each UIT state:

                Name(s):
                File No.: 811-____

                Business Address:

      15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                [X]  Yes    [ ]   No

                If Yes, state the date on which the board vote took place:

                December 18, 2000

                If No, explain:

           (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                [ ]  Yes   [X]  no

                If yes, state the date on which the shareholder vote took place:

                If No, explain:

                NEITHER STATE LAW NOR FIRST CHOICE FUND TRUST'S ORGANIZATIONAL DOCUMENTS REQUIRE SHAREHOLDER APPROVAL FOR LIQUIDATION.


II.   Distribution to Shareholders

      16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?
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         [x] Yes                        [ ] No

         (a) If yes, list the date(s) on which the fund made those distributions:

             FIRST PARTIAL DISTRIBUTION: JANUARY 5, 2001
             SECOND PARTIAL DISTRIBUTION: MAY 17,2001

         (b) Were the distributions made on the basis of net assets?
             [X] Yes                     [ ] No

         (c) Were the distributions made pro rata based on share ownership?
             [X] Yes                     [ ] No

         (d) If no to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

         (e) Liquidations only:
             Were any distributions to shareholders made in kind?

             [ ] Yes                     [X] No

             If Yes, indicate the percentages of fund shares owned by affiliates, or any other affiliation of shareholders:

     17. Closed-end funds only: Has the fund issued senior securities?
         [ ] Yes                     [ ] No

         If Yes, describe the method of calculation payments to senior securityholders and distributions to other shareholders:

     18. Has the fund distributed all of its assets to the fund's shareholders?
         [X] Yes                     [ ] No

         If No,

         (a) How many shareholders does the fund have as of the date this form is filed?

         (b) Describe the relationship of each remaining shareholder to the fund:

     19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?
         [ ] Yes                     [X] No

        If Yes, describe briefly the plans (if any) for distribution to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

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     20.  Does the fund have any assets as of the date this form is filed?
          (See question 18 above)

          [ ]  Yes        [X]  No

          If Yes,

          (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

          (b)  Why has the fund retained the remaining assets?

          (c)  Will the remaining assets be invested in securities?
               [ ]  Yes   [ ]  No

     21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

          [ ]  Yes        [X]  No

          If Yes,
          (a)  Describe the type and amount of each debt or other liability:

          (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  Information About Event(s) Leading to Request for Deregistration

     22.  (a)  List the expenses incurred in connection with the Merger or
               Liquidation:

               (i)    Legal expenses:          $30,000

               (ii)   Accounting expenses:     $28,000

               (iii)  Other expenses (list and identify separately):

               (iv)   Total expenses (sum of lines (i)-(iii) above): $58,000

          (b) How were those expenses allocated? NO EXPENSES WERE BORNE BY THE FUND.

          (c)  Who paid the expenses? THE FUNDS ADVISOR.

          (d)  How did the fund pay for unamortized expenses (if any)?

          THE UNAMORTIZED EXPENSES FOR EACH OF THE THREE FUNDS HELD UNDER THE FIRST CHOICE FUNDS TRUST WERE as follows:

          FIRST CHOICE CASH RESERVE FUND
          ------------------------------



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          $12,993.55

          FIRST CHOICE U.S. TREASURY RESERVE FUND
          ---------------------------------------

          $9,357.93

          FIRST CHOICE EQUITY FUND
          ------------------------

          $6,758.93

EACH OF THE ABOVE ORGANIZATIONAL EXPENSES WERE OFFSET AGAINST THE INITIAL SEED CAPITAL SUPPLIED BY BISYS FUNDS SERVICES, THE SPONSOR OF THE FUNDS.

     23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

          [ ] Yes     [X] No

          If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   Conclusion of Fund Business

     24. Is the fund a party to any litigation or administrative proceeding?

         [ ] Yes     [X] No

         If Yes, describe the nature or any litigation or proceeding and the position taken by the fund in that litigation:

     25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [ ] Yes     [X] No

         If Yes, describe the nature and extent of those activities:

VI.  Mergers Only

     26. (a) State the name of the fund surviving the Merger:

         (b) State the Investment Company Act file number of the fund surviving the Merger: 811-____

         (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:


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          (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                 VERIFICATION

     The undersigned states that (i) he has executed this amended and restated Form N-8F application for an order under Section 8(f) of the 1940 Act on behalf of the First Choice Funds Trust, (ii) he is the Chairman of the Board of the First Choice Funds Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief. Date: October 22, 2001.


                                             By: /s/ Richard A. Wedemeyer
                                                -------------------------------
                                                 Name:  Richard A. Wedemeyer
                                                 Title: Chairman of the Board